UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

6 March 2018

To:	Australian Securities Exchange

BHP Securities Dealing Policy

In accordance with ASX Listing Rule 12.10, please find attached the amended BHP Securities Dealing policy, which came into effect on 5 March 2018.

Further information on BHP can be found at www.bhp.com.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street,
Melbourne Victoria 3000	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

Securities

Dealing policy

Brief description

This document describes BHP’s Securities Dealing controls and processes designed to prevent the misuse (or perceived misuse) of sensitive information by restricting certain securities dealings by BHP directors, employees and contractors.

Effective 5 March 2018

BHP:  Securities Dealing policy

Securities Dealing policy

1.	Background

BHP has developed controls and processes designed to prevent the misuse (or perceived misuse) of sensitive information by restricting certain Securities Dealings by BHP directors, employees and contractors.

This policy is intended to assist BHP directors, employees and contractors to comply with their legal obligations relating to Securities Dealings.

Compliance with insider trading laws and this Securities Dealing policy is each individual’s responsibility. Breach of this policy will be regarded by BHP as serious misconduct which may lead to disciplinary action including dismissal.

For further information on this policy or any questions on how this policy applies to a proposed Dealing, please contact Group Governance.

Attachment 1 sets out the defined terms which are identified by the use of capital letters.

2.	To whom does this policy apply?

Certain obligations detailed in this policy apply to all BHP directors, employees and contractors.

Certain additional restrictions detailed in this policy apply only to:

•	participants in BHP’s employee incentive schemes;

•	Restricted Persons; and

•	persons discharging managerial responsibilities (PDMRs).

3.	Dealing restrictions

All BHP directors, employees and contractors

Insider trading

BHP Securities

BHP directors, employees and contractors who have Inside Information about BHP must not:

•	Deal in BHP Securities;

•	advise, procure or encourage another person to Deal in BHP Securities; or

•	pass on Inside Information to any other person (whether directly or indirectly), if the BHP director, employee or contractor knows or ought reasonably to know that the other person may use the information to Deal (or advise, procure or encourage someone else to Deal) in BHP Securities.

Participation in any of the activities listed above is called ‘insider trading’.

The purpose or motive for the Dealing, or whether a profit is made from the Dealing, is irrelevant.

BHP:  Securities Dealing policy

Insider lists

Group Governance will maintain BHP insider lists and will notify people recorded on any insider list. People on an insider list are considered to have Inside Information and accordingly, the prohibitions set out above will apply.

Other entities

The prohibition on insider trading is not restricted to dealings in BHP Securities. BHP directors, employees and contractors who have Inside Information relating to an external company must not Deal in the Securities of that company.

Consequences

Compliance with insider trading laws and this Securities Dealing policy is an individual’s responsibility. Breach of this policy will be regarded by BHP as serious misconduct which may lead to disciplinary action, including dismissal. The penalties for breach of the insider trading prohibitions include potential criminal liability.

Confidential information

BHP directors, employees and contractors are bound by a duty of confidentiality in relation to confidential information obtained directly or indirectly in the course of their duties.

BHP directors, employees and contractors must not communicate any confidential information concerning BHP, or use that information in any way, to gain an advantage for themselves or to injure or cause loss to BHP.

BHP’s reputation

It is of fundamental importance that public confidence in BHP is maintained. It could be damaging to BHP’s reputation if the market or the general public perceived that directors, employees or contractors might be taking advantage of their position in BHP to make financial gains (for example, by dealing in Securities on the basis of Inside Information).

As a guiding principle, BHP directors, employees and contractors should ask themselves:

If the market was aware of all the current circumstances, could the proposed dealing be perceived as taking advantage of my position in an inappropriate way? How would it look if the transaction were reported on the front page of the newspaper?

If a BHP director, employee or contractor is unsure, they should consult Group Governance.

Where clearance is required for a Dealing under this policy, clearance will not be granted where the Dealing would not satisfy the considerations above.

Participants in BHP’s employee incentive schemes

BHP employees who are participants in BHP’s Group Incentive Scheme, Long Term Incentive Plan, the Management Award Plan, the Group Short Term Incentive Plan, or any successor to these plans, must not Deal in any BHP Securities during any Closed Period.

Participants must not at any time enter into a transaction that operates or is intended to operate to limit participants’ exposure to the risk of holdings of unvested BHP Securities granted under a BHP employee incentive scheme or vested BHP Securities that are subject to holding locks or similar restrictions.

Restricted Persons

Restricted Persons are subject to additional Dealing restrictions.

BHP:  Securities Dealing policy

Group Governance will notify people if they are Restricted Persons recorded on the Securities Dealing Restricted List.

Restricted Persons are people who regularly have access to sensitive BHP information due to their position within the Group. Restricted Persons include (but are not limited to):

•	Executive Leadership Team members who are not PDMRs;

•	assistants and managers to Executive Leadership Team members;

•	Investor Relations employees;

•	Group Governance employees;

•	Asset Presidents; and

•	key employees in Corporate Affairs and Group Reporting.

Restricted Persons must not Deal in BHP Securities:

•	during any Closed Period; or

•	without prior clearance using the Securities Dealing Clearance Request Form (see the “Clearance Procedures” section of this policy).

Persons discharging managerial responsibilities (PDMRs)

PDMRs are subject to additional Dealing restrictions. PDMRs must not Deal (or Deal on behalf of a third party) in any BHP Securities:

•	during a Closed Period; or

•	without prior notification to the Group Company Secretary and clearance using the Securities Dealing Clearance Request Form (see the “Clearance Procedures” section of this policy).

PDMRs are prohibited from Dealing in any BHP Securities:

•	on considerations of a short-term nature. An investment with a maturity of one year or less will always be considered to be of a short-term nature; and

•	where the Dealing involves using unvested BHP Securities as collateral in any financial transaction, including hedging and margin loan arrangements.

After Dealing in BHP Securities, PDMRs must notify the Group Company Secretary of the transaction details. Dealings by PDMRs are required to be notified to stock exchanges and the UK Financial Conduct Authority within three business days after the Dealing. Subject to authorisation by the PDMR, BHP will make this notification on the PDMR’s behalf.

Certain obligations also apply in respect of persons closely associated (PCAs) with PDMRs. Those obligations are outlined below.

PDMRs must notify each of their PCAs of the restrictions and disclosure requirements in relation to Dealings in BHP Securities and receive acknowledgement from the PCA that they understand their obligations.

PDMRs must notify their PCAs that:

•	they are a PCA and that obligations arise as a result of their relationship with a BHP PDMR;

•	they must not Deal in BHP Securities during a Closed Period;

•	they must advise the Group Company Secretary of the transaction details immediately after they have Dealt in BHP Securities; and

BHP:  Securities Dealing policy

•	Dealings by PCAs are required to be notified to the stock exchanges and to the UK Financial Conduct Authority within three Business Days after the Dealing. Subject to authorisation by the PCA, BHP can file these notifications on the PCA’s behalf.

BHP maintains a record of all PCAs notified by its PDMRs.

4.	Clearance procedures

Timing requirements

Clearance Officers must give the person making the Dealing request a copy of the response and clearance (if any) in writing within two Business Days after the initial clearance request. Group Governance will maintain a record of the response to any Dealing request and of any clearance given.

If clearance is given, the Dealing must be completed within two Business Days thereafter.

Dealings in exceptional circumstances

Clearance may be given to a PDMR or Restricted Person to Deal on his or her own account, or for the account of a third party, during a Closed Period if they are not in possession of Inside Information in relation to BHP and either:

•	exceptional circumstances, such as severe financial difficulty or compulsion by court order, exist which require the immediate sale of shares; or

•	the Dealing is made under, or related to, an employee share or saving scheme, qualification or entitlement of shares; or

•	the Dealing does not result in a change to the beneficial interest in the Securities.

The determination of whether the person in question is in severe financial difficulty or whether there are other exceptional circumstances can be made only by the Group Company Secretary or by the Chairman of the Board.

Excluded Dealings

Other than during the period of 30 days prior to the announcement of BHP’s full year results and the period of 30 days prior to the publication of BHP’s half year results, clearance is not required for:

•	the following categories of Dealings:

•	acquisition of BHP Securities through a dividend reinvestment plan;

•	acquisition of BHP Securities through a share purchase plan available to all retail shareholders;

•	acquisition of BHP Securities through a rights issue; and

•	the disposal of BHP Securities through the acceptance of a takeover offer, scheme of arrangement or equal access buy-back; and

•	Dealings that result in no effective change to the beneficial interest in the BHP Securities (for example, transfers of BHP Securities already held in a superannuation fund or trust of which the director, employee, contractor or PCA is a beneficiary).

However, such Dealings remain subject to the prohibitions on insider trading under relevant laws and regulations.

BHP:  Securities Dealing policy

Other matters

Any clearance to Deal can be given or refused by a Clearance Officer at his or her discretion. No clearance to Deal will be given if the Dealing would breach the prohibitions on insider trading under relevant law or regulation.

This decision to refuse clearance is final and binding. If clearance is refused, the person seeking the clearance must keep that information confidential and not disclose it to anyone

A clearance to Deal can be withdrawn if new information comes to light or there is a change in circumstances.

Any clearance to Deal is not an endorsement of the proposed Dealing. The person doing the Dealing is individually responsible for their investment decisions and their compliance with insider trading and market abuse laws.

If a person comes into possession of Inside Information after receiving clearance, they must not deal despite having received clearance.

5.	Compliance

Strict compliance with this policy is mandatory.

BHP:  Securities Dealing policy

Attachment: Definitions

Term	Definition
Business Day	Any day which is not a Saturday, Sunday, Christmas Day, Good Friday, a bank
Business Days	holiday in the United Kingdom or a public holiday in Australia.

BHP	BHP Billiton Limited, BHP Billiton Plc and its related bodies corporate.

Clearance	Any of the following:
Officer
• Group Company Secretary;

• Vice President, Group Governance;

• Head of Governance RAC & Disclosure; or

• Head of ESG Policy & Engagement.

Closed Period	The period from:

• the end of BHP’s financial year to the publication of BHP’s full year results announcement; and

• the end of BHP’s half year to the publication of BHP’s half year results.

Deal Dealing Dealings Dealt	Includes, in relation to Securities, any transaction or change affecting title to or interest in Securities, including:

• any acquisition or disposal, or agreement to acquire or dispose;
• entering into a contract to secure a profit or avoid a loss by reference to price fluctuations;
• grant, acceptance, acquisition, disposal, exercise or discharge of any option;
• entering, terminating, assigning or novating any stock lending agreement;
• using as security, or otherwise granting a charge, lien or other encumbrance;

• any transaction, or the exercise of any power or discretion, effecting a change of ownership of a beneficial interest; and

• any other right or obligation, present or future, conditional or unconditional, to acquire or dispose.

Group Governance	BHP’s Group Governance function.

BHP:  Securities Dealing policy

Term	Definition
Inside Information	Information which:

• is not generally available; and

•  if made generally available, would be likely or expected to have a significant or material effect on the price or value of BHP’s or another company’s Securities (judged by whether it would affect a reasonable investor’s investment decision).

Such information may include matters of supposition, matters insufficiently definite to warrant being made public and matters relating to the intentions, or likely intentions, of a person.

Person closely associated (PCA)	A person closely associated with a PDMR, being:
• family members (spouse, civil partner, dependent children/stepchildren and relatives who have shared the same household for at least one year), and • companies, trusts, partnerships or entities:

• which are managed by a PDMR or a family member;

• which are directly or indirectly controlled by a PDMR or a family member;

• which are set up for the benefit of a PDMR or a family member; or

• the economic interests of which are substantially equivalent to a PDMR’s or a family member’s.

Person discharging managerial responsibilities (PDMR)	• a Director; • a key management personnel named in BHP’s remuneration report; or • a person as such determined by the Group Company Secretary.

Restricted Person	A person recorded on the Securities Dealing Restricted List.
Securities

Any publicly traded or quoted securities of any company, including any member of BHP, or any other financial products or instruments whether quoted or not and any securities that are convertible into or linked to such securities.

Includes:

• shares and other securities equivalent to shares;

• options or rights to shares or other securities equivalent to shares;

• bonds and other forms of securitised debt; and

• securitised debt convertible or exchangeable into shares or into other securities equivalent to shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 27, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary